UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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TUPPERWARE BRANDS CORPORATION
(Exact name of registrant as specified in its charter)
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Delaware	1-11657		36-4062333
(State or other jurisdiction of incorporation)	(Commission File Number)		(IRS Employer Identification No.)

14901 South Orange Blossom Trail	Orlando	FL	32837
(Address of principal executive offices)			(Zip Code)
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Karen M. Sheehan
Executive Vice President, Chief Legal Officer & Secretary
(407) 847-1917
(Name and telephone number, including area code, of the person to contact in connection with this report)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒    Rule 13-p-1 under the Securities Exchange Act (17CFR240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

Tupperware Brands Corporation (the “Company”) evaluated its 2021 product offerings and determined that “conflict minerals” (as defined in applicable Securities and Exchange Commission (“SEC”) rules) were necessary to the functionality or production of certain products that the Company manufactured or contracted to have manufactured. The Company determined that: (i) tin (or a derivative thereof) was contained in its Induction Cooking Plate, Smart Thermal Flask, Induction Cooker, Essential Oil Diffuser, High Speed Blender Gen II, and in certain pigments and in certain beauty products; (ii) tin and tungsten were contained in its Alkaline Water Ionizer; and (iii) tin, tungsten, gold and tantalum were contained in its TW Dehumidifier and Premium Hybrid Cooktop. Based on the results of the Company’s good faith reasonable country of origin inquiry and due diligence efforts (including sending to the suppliers of the aforementioned products or components of products the Conflict Minerals Reporting Template developed by the Responsible Minerals Initiative (“RMI”) and comparing the smelter information provided by the suppliers against the list of smelter facilities considered to be conformant with the RMI’s Responsible Minerals Assurance Process (“RMAP”) assessment protocols, or obtaining written statements from such suppliers regarding the presence and country of origin of conflict minerals in the products or product components supplied), the Company has been able to determine that the conflict minerals necessary to the functionality or production of the Smart Thermal Flask, Induction Cooker, Essential Oil Diffuser, High Speed Blender Gen II, Alkaline Water Ionizer, Induction Cooking Plate, and in some pigments and beauty products, were not sourced from the Democratic Republic of the Congo (“DRC”) or its adjoining countries (collectively, “Covered Countries”).

The supplier of the TW Dehumidifier listed 92 smelters in Covered Countries as sources of some of its tin, tungsten, tantalum, and gold, one of which is not on the RMAP’s conformant smelters list (i.e., 1 smelter of tungsten). The supplier of pigments for the White-Age Pearl Toning Essence and Ultra Care+ Platinum Skin Regeneration Toning Essence listed 13 potential smelters from Covered Countries as sources of some of its tin, but such smelters are included on the RMAP’s conformant smelters list. The supplier of the Premium Hybrid Cooktop listed one smelter in a Covered Country as a source of some of its tin, but this smelter is on the RMAP’s conformant smelters list.

After conducting additional required due diligence, the Company has not been able to identify with reasonable certainty the countries of origin and chain of custody of all of the tungsten necessary to the functionality or production of the TW Dehumidifier. Accordingly, with respect to the TW Dehumidifier, the Company has filed a Conflict Minerals Report with the SEC, a copy of which is provided as Exhibit 1.01 to this Form SD. Such Conflict Minerals Report is also publicly available in the SEC Filings section of the Company’s website at http://ir.tupperwarebrands.com/financial-information/sec-filings. Information on the Company’s website shall not be deemed incorporated into, or to be a part of, this report.

In the first quarter of 2021, the Company completed the sale of its Avroy Shlain beauty business in South Africa. As such, the Company was not able to conduct a country of origin inquiry or due diligence efforts with respect to products manufactured or contracted for manufacture by such entity in 2021.

Item 1.02 Exhibit

As an exhibit to this Form SD, the Company has filed the Conflict Minerals Report required by Items 1.01 and 1.02 of this Form.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TUPPERWARE BRANDS CORPORATION
(Registrant)

Date:	May 26, 2022	By:	/s/ Karen M. Sheehan
Karen M. Sheehan
Executive Vice President, Chief Legal Officer & Secretary